Date:  November 9, 2010

Jay Williamson
United States
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  020549

Correspondence

Re:     SEC Comment Letter dated October 25, 2010

Dear Mr. Williamson:

Javo Beverage Company, Inc. requests until November 23, 2010 to response to you SEC comment letter dated October 25, 2010 re Javo Beverage Company, Inc. Form 10-K for Fiscal Year Ended December 31, 2010 and Schedule 14A Filed April 16, 2010.  The extra time is due to our limited staff, the demands on time of us and our advisory for our quarterly filing and preparation for a key meeting of our board of directors next week.

Thank you,

/s/ Richard A. Gartrell
Richard A. Gartrell
Javo Beverage Company, Inc.
CFO
760-560-5286 ext. 110
949-233-6868